	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67606

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022   AND ENDING 12/31/2022
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Commerce Street Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1445 Ross Ave., Ste. 2700
                                                (No. and Street)

Dallas   Texas   75202
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bobby Hashaway   214-545-6813   bhashaway@cstreetcap.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
                (Name – if individual, state last, first, and middle name)

733 Third Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

9/29/2003   274
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Bobby Hashaway_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Commerce Street Capital, LLC_____, as of __December 31_____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Title:
__Executive Vice President_____



Notary Public



SELINA MARIE DELGADILLO
Notary Public, State of Texas
Comm. Expires 08-21-2025
Notary ID 129301361

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to ~~consolidated~~ statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

COMMERCE STREET CAPITAL, LLC

CONTENTS

DECEMBER 31, 2022

Confidential

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Commerce Street Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2022, and the related statements of operations, changes in member's capital, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirement under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
March 8, 2023



COMMERCE STREET CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

<u>**DECEMBER 31, 2022**</u>

ASSETS

Cash	$	1,576,391
Accounts receivable, net		1,971,551
Due from Parent		856,174
Furniture and equipment, net of accumulated depreciation of $449,970		32,266
Lease Right-of-Use Assets		2,510,010
Prepaid expenses		69,388
	$	7,015,780

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Lease Liabilities	$	3,373,138
Other liabilities		355,042
Total liabilities		3,728,180
Member's Capital		3,287,600
	$	7,015,780

See accompanying notes to statement of financial condition.

Confidential

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2022

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is investment banking services including private placement transactions and other financial advisory services.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. The Company earns revenue from contracts with customers and other sources.

December 31, 2022

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Investment Banking Revenues

Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, private placement, and related financial advisory work. Revenue is recorded when services are provided and/or when transactions close, or the contract is cancelled as specified by the terms of the contract. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenues are reflected as contract liabilities. At December 31, 2022, approximately $258,000 is reflected as contract liabilities and included in other liabilities on the statement of financial condition.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

Income Taxes

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

December 31, 2022

1. Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

Operating leases with terms longer than 12 months are recognized as lease assets and lease liabilities in the statement of financial condition. The Company does not have any finance leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. As the rates implicit in the Company's leases are not readily determinable, the Company uses its derived incremental borrowing rate based on information available at the lease commencement date in determining the present value of lease payments. The determination of an appropriate incremental borrowing rate requires judgment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Credit Losses

The Company measures the credit loss on financial instruments in accordance with Accounting Standards update ("ASU") No 2016-13 that requires management's measurement of current expected credit loss ("CECL") to be based on past events, current conditions, and a broad spectrum of future considerations. Refer to Note 2 for CECL estimated for the year 2022.

Financial instruments

The following table presents the carrying values and estimated fair values at December 31, 2022 of financial assets and liabilities, and information is provided on their classification within the fair value hierarchy. At December 31, 2022, the carrying values of the Company's financial instruments approximate their fair value.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash	1,576,391	1,576,391		-	1,576,391
Accounts receivable, net	1,971,551	-	1,971,551	-	1,971,551
Due from Parent	856,174	-	856,174	-	856,174
Other liabilities	355,042	-	355,042	-	355,042

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2022

2. Accounts Receivable

The Company's accounts receivable, which primarily consist of balances due from customers for investment banking services, are carried at amortized cost less the allowance for credit losses. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company records an estimated allowance for credit loss for any balances that are deemed to be uncollectible. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. The Company had net accounts receivable of $548,550 and $1,971,551 outstanding, net of allowance for credit losses of $20,000 and $54,000 as of December 31, 2021, and December 31, 2022, respectively.

3. Related Party

The Company has an expense sharing agreement with CSH. Pursuant to this agreement 1) CSH will pay on behalf of the Company primarily all its direct expenses and the Company will reimburse CSH 100% of such expenses; 2) the Company will share certain personnel, personal property and general and administrative expenses with CSH and will be allocated its proportional share of such expenses. At December 31, 2022, due from Parent in the amount of $856,174 represented the prepayments of expenses to CSH relating to this agreement.

During the year ended December 31, 2022, certain employees of CSH, as well as members of CSH, were independent passive investors in investment banking customers.

4. Furniture and Equipment

Furniture and equipment as of December 31, 2022, is as follows:

	Acquisition Cost	Accumulated Depreciation	Net Book Value
Computers and related equipment	$ 352,148	$ (319,882)	$ 32,266
Furniture and fixtures	130,088	(130,088)	-
	$ 482,236	$ (449,970)	$ 32,266

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2022

4. Furniture and Equipment (continued)

An analysis of the accumulated depreciation for the year ended December 31, 2022, is as follows:

Beginning of year	$	435,379
Depreciation expense	$	14,591
End of year	$	449,970

5. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $358,221 which was $258,221 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.40 to 1.

6. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. As of December 31, 2022, approximately $1,326,000 of the Company's cash was in excess of the FDIC insurance limits.

7. Leases

The Company and Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA") have jointly entered into an operating lease for office space which expires November 30, 2029. The Company also has operating leases for certain office equipment. Under the terms of the office lease, payments escalate annually based on a predetermined payment schedule. The effects of the escalated rent payments and all other terms of the lease are being captured to report rent on a straight-line basis over the life of the lease. The Company bears approximately 70% of the lease commitments. Per the lease agreement, the Company can utilize credit of approximately $830,000 for improvements, construction, paying rent and other uses.

COMMERCE STREET CAPITAL, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2022

7. Leases (continued)

The following is a schedule of the Company's portion of approximate future minimum lease commitments, including certain equipment leases, required under the lease on an undiscounted basis, reconciled to the respective lease liabilities at December 31, 2022:

2023	$	555,721
2024		558,969
2025		569,203
2026		579,643
2027		590,292
Thereafter		1,161,504
Total		4,015,332
Less: imputed interest		(642,194)
Lease liabilities as of December 31, 2022	$	3,373,138

Supplemental information related to leases is as follows:

Remaining lease term (in years)	6.92
Discount rate	5.17%

8. Sublease

The Company and CSIA have entered into a sub-lease agreement with a sub-tenant commencing on December 1, 2015. Under this sub-lease, payment escalates annually based on a predetermined payment schedule. This sub-lease expired on July 14, 2022 and was renewed for one year through July 13, 2023. The effects of the escalated rent payments and all other terms of the lease are being captured to report rental income on a straight-line basis over the life of the lease. Approximately 70% of the total sublease income is allocated to the Company.

The following is a schedule of the Company's portion of the approximate future minimum sublease income required under the sub-lease:

2023 (July)	$	32,280
	$	32,280

December 31, 2022

9. Employee Benefit Plan

CSH maintains a 401(k) plan (the "Plan") covering all eligible employees as defined. Voluntary contributions by the participants are allowed under the Plan up to the federal statutory limits. Contributions on behalf of the employees are discretionary and are determined annually by CSH. The Company shares the employer contribution to the Plan.

10. Subsequent Events

The Company has evaluated events through March 8, 2023, the date that the statement of financial condition is available to be issued and determined that no other subsequent events or transactions were required to be recognized or disclosed.